Filed Pursuant to Rule 433
Registration Statement No. 333-267182

STEP Income Securities® (STEPS)

STEP Income Securities® Linked to the Common Stock of Lowe’s Companies, Inc.
Issuer	HSBC Bank plc (“HSBC”)
Principal Amount	$10.00 per unit
Term	Approximately one year and one week
Underlying Stock	The common stock of Lowe’s Companies, Inc. (the “Underlying Company”) (NYSE symbol: LOW)
Interest Payments	10.50% per year, payable quarterly
Payout Profile at Maturity

•          A payment of [$0.10 to $0.50] per unit if the Underlying Stock increases to or above 110.50% of the Starting Value

•          1-to-1 downside exposure to decreases in the Underlying Stock, with up to 100.00% of the principal amount at risk

Step Level	110.50% of the Starting Value
Step Payment	[$0.10 to $0.50] per unit, a [1.00% to 5.00%] return over the principal amount, to be determined on the pricing date
Threshold Value	100% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Ending Value of the Underlying Stock will be at or above the Starting Value, are willing to forgo full upside participation above the Step Level in exchange for earning fixed interest payments and potentially a fixed Step Payment, and are willing to accept full downside risk.
Preliminary Offering Documents	sec.gov/Archives/edgar/data/1140465/000110465923072807/tm2319186d1_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Underlying Stock as measured shortly before the maturity date, you may lose up to 100% of the principal amount.
•	Your investment return is limited to the return represented by the periodic interest payments over the term of the notes and the Step Payment, if any, and may be less than a comparable investment directly in the Underlying Stock.
•	Payments on the notes, including any repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment. The estimated initial value of the notes on the pricing date will be less than their public offering price.
•	The notes are not insured or guaranteed by any governmental agency of the United Kingdom, the United States or any other jurisdiction.
•	You may lose some or all of your investment if any UK bail-in power (or any other resolution measure) is exercised by a relevant UK resolution authority.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
•	You will have no rights of a holder of the Underlying Stock, and you will not be entitled to receive shares of the Underlying Stock or dividends or other distributions by the Underlying Company.
•	We, MLPF&S, BofAS and our respective affiliates do not control the Underlying Company and have not verified any disclosure made by the Underlying Company. The Underlying Company will have no obligations relating to the notes.
•	The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Stock.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

HSBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for each of the offerings to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and these offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HSBC, any agent, or any dealer participating in these offerings will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.